Filed pursuant to Rule 424(b)(3)

Registration No. 333-236252

GREENPOWER MOTOR COMPANY INC.

Supplement No. 4 dated February 16, 2021
To the Prospectus dated May 27, 2020

_________________________________

This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated May 27, 2020, with supplement No. 1 dated July 27, 2020, with Supplement No. 2 dated August 31, 2020, and with Supplement No. 3 dated November 12, 2020. The purpose of this Supplement No. 4 is to disclose the information set forth in the following reports:

1. Our Interim Financial Statements for the quarter and nine months ended December 31, 2020, filed with the Securities and Exchange Commission on February 11, 2021, a copy of which is attached to this Supplement as Appendix A; and

2. Our interim Management Discussion and Analysis for the period ended December 31, 2020, filed with the Securities and Exchange Commission on February 11, 2021, a copy of which is attached to this Supplement as Appendix B.

3. Our press release dated February 11, 2021, a copy of which is attached to this Supplement as Appendix C.

APPENDIX A

GREENPOWER MOTOR COMPANY INC.
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended December 31, 2020 and December 31, 2019

(Expressed in US dollars)

(Unaudited - Prepared by Management)

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Financial Statements
(Expressed in US Dollars)
(Unaudited - Prepared by Management)

December 31, 2020

Notice of no Auditor Review of Interim Financial Statements	3
Consolidated Condensed Statements of Financial Position	4
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	5
Consolidated Condensed Interim Statements of Changes in Equity	6
Consolidated Statements of Cash Flows	7
Notes to the Consolidated Financial Statements	8 - 30

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a)), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of GreenPower Motor Company Inc. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

GREENPOWER MOTOR COMPANY INC.

Consolidated Condensed Interim Statements of Financial Position As at December 31, 2020 and March 31, 2020

(Expressed in US Dollars)

(Unaudited - Prepared by Management)

	December 31, 2020	March 31, 2020
	(Unaudited)	(Audited)
Current
Cash (Note 10)	$20,917,422	$299,697
Restricted cash (Note 3)	151,917	151,908
Accounts receivable (Note 4)	2,176,181	943,812
GST receivable	63,656	33,393
Current portion of finance lease receivables (Note 5)	211,026	82,501
Inventory (Note 6)	9,367,495	6,590,600
Prepaids and deposits	401,737	22,083
Non-current	33,289,434	8,123,994

Promissory note receivable (Note 7)	448,649	384,261
Finance lease receivables (Note 5)	3,211,132	1,247,790
Right of use assets (Note 8)	421,431	620,191
Property and equipment (Note 9)	1,817,266	1,739,529
Non current portion of prepaids and deposits	46,692	46,692
Deferred financing fees (Note 13)	579,842	1,045,221
Other assets	1	1
	$39,814,447	$13,207,679

Liabilities
Current
Line of credit (Note 10)	$-	$5,469,944
Accounts payable and accrued liabilities (Note 19)	537,443	1,021,738
Note payable (Note 14)	-	10,574
Deferred revenue (Note 16)	205,004	426,157
Current portion of warranty liability (Note 22)	602,994	121,944
Current portion of promissory note payable (Note 15)	360,784	58,038
Current portion of lease liabilities (Note 8)	272,816	272,468
Non-current	1,979,041	7,380,863

Loans payable to related parties (Note 19)	53,756	2,700,625
Payroll Protection Program Loan	362,065	-
Convertible debentures (Notes 14 and 19)	-	2,995,136
Lease liabilities (Note 8)	184,333	386,650
Warranty liability (Note 22)	279,224	573,203
Promissory note payable (Note 15)	-	346,158
	2,858,419	14,382,635

Equity (Deficit)
Share capital (Note 11)	60,854,484	16,892,725
Equity portion of convertible debentures (Note 14)	-	379,506
Reserves	5,583,921	5,515,639
Accumulated other comprehensive loss	(581,138)	(110,192)
Accumulated deficit	(28,901,239)	(23,852,634)
	36,956,028	(1,174,956)
	$39,814,447	$13,207,679

Subsequent Events - Note 23

Approved on behalf of the Board on February 11, 2021

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Operations and Comprehensive Loss
For the Three and Nine Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
	For the three months ended		For the nine months ended
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Revenue (Note 21)	$2,398,781	$4,977,548	$7,506,447	$12,858,002
Cost of Sales	1,488,974	3,511,990	5,094,338	9,276,910
Gross Profit	909,807	1,465,558	2,412,109	3,581,092

Sales, general and administrative costs
Administrative fees (Note 19)	1,051,776	899,183	2,769,949	2,236,326
Depreciation (Notes 8 and 9)	122,881	157,970	355,113	462,217
Product development costs	186,977	348,583	643,785	864,309
Office expense	84,561	41,549	187,972	135,157
Insurance	233,415	156,523	330,552	275,491
Professional fees (Note 19)	117,901	87,953	275,977	201,585
Sales and marketing (Note 19)	182,790	109,731	235,834	256,211
Share-based payments (Notes 12 and 19)	570,798	34,885	820,567	181,454
Transportation costs (Note 19)	65,963	58,863	119,459	170,985
Travel, accomodation, meals and entertainment (Note 19)	73,854	52,792	178,715	240,542
Allowance for credit losses (Note 4)	8,278	-	(4,889)	-
Total sales, general and administrative costs	2,699,194	1,948,032	5,913,034	5,024,277

Loss from operations before interest, accretion and foreign exchange	(1,789,387)	(482,474)	(3,500,925)	(1,443,185)

Interest and accretion	362,230	574,031	1,423,138	1,584,685
Foreign exchange (gain) / loss	(18,511)	(418)	124,542	4,069

Loss from operations for the period	(2,133,106)	(1,056,087)	(5,048,605)	(3,031,939)

Other comprehensive income / (loss)
Cumulative translation reserve	(294,759)	(14,932)	(470,946)	(4,064)

Total comprehensive loss for the period	$(2,427,865)	$(1,071,019)	$(5,519,551)	$(3,036,003)

Loss per common share, basic and diluted	$(0.11)	$(0.07)	$(0.29)	$(0.20)
Weighted average number of common shares outstanding, basic and diluted	19,430,580	15,458,179	17,237,791	15,138,887

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Changes in Equity (Deficit)
For the Nine Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited - prepared by Management)

	Share Capital		Equity portion		Accumulated other
	Number of		of convertible		comprehensive	Accumulated
	Common shares	Amount	debentures	Reserves	gain (loss)	Deficit	Total
Balance, March 31, 2019	13,458,208	$12,984,796	$383,094	$5,342,510	$(89,368)	$(18,706,668)	$(85,636)

Shares issued for cash at USD $0.305 per share unit	1,873,536	4,000,000	-	-	-	-	4,000,000

Share issuance costs	-	(445,768)	-	-	-	-	(445,768)

Fair value assigned to the warrants on issuance of Share Units	-	(132,146)	-	199,226	-	-	67,080

Shares issued for conversion of warrants	17,857	66,624	-	(18,209)	-	-	48,415

Fair value of stock options exercised	90,721	252,697	-	(129,712)	-	-	122,985

Shares issued for conversion of debentures	17,857	27,261	(3,588)	-	-	-	23,673

Share-based payments	-	-	-	181,454	-	-	181,454

Cumulative translation reserve	-	-	-	-	(4,064)	-	(4,064)

Net loss for the period	-	-	-	-	-	(3,031,939)	(3,031,939)

Balance, December 31, 2019	15,458,179	$16,753,464	$379,506	$5,575,269	$(93,432)	$(21,738,607)	$876,200

Balance, March 31, 2020	15,486,750	$16,892,725	$379,506	$5,515,639	$(110,192)	$(23,852,634)	$(1,174,956)

Shares issues for cash at USD $20	1,885,000	37,700,000	-	-	-	-	37,700,000

Share issuance costs	-	(2,934,591)	-	-	-	-	(2,934,591)

Shares issued for conversion of warrants	1,537,881	4,975,586	-	(750,558)	-	-	4,225,028

Shares issued for conversion of debentures	1,703,240	4,216,132	(379,506)	-	-	-	3,836,626

Fair value of stock options exercised	1,429	4,632	-	(1,727)	-	-	2,905

Share-based payments	-	-	-	820,567	-	-	820,567

Cumulative translation reserve	-	-	-	-	(470,946)	-	(470,946)

Net loss for the period	-	-	-	-	-	(5,048,605)	(5,048,605)

Net fractional shares as a result of share consolidation	4	-	-	-	-	-	-

Balance, December 31, 2020	20,614,304	$60,854,484	$-	$5,583,921	$(581,138)	$(28,901,239)	$36,956,028

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Cash Flows

For the Nine Months Ended December 31, 2020 and 2019

(Expressed in US Dollars)

(Unaudited - Prepared by Management)

	December 31,	December 31,
	2020	2019
Cash flows from (used in) operating activities
Loss for the period	$(5,048,605)	$(3,031,939)
Items not affecting cash
Allowance for credit losses	(4,889)	-
Depreciation	355,113	462,217
Share-based payments	820,567	181,454
Accretion and accrued interest	595,220	498,404
Amortization of deferred financing fees	465,378	469,530
Foreign exchange loss	124,542	4,069
Cash flow used in operating activities before changes in non-cash items	(2,692,674)	(1,416,265)
Changes in non-cash items:
Accounts receivable	(1,262,632)	(4,283,345)
Inventory	(2,776,895)	321,594
Prepaids and deposits	(379,654)	9,127
Promissory note receivable	(64,388)	(45,584)
Finance lease receivables	(2,091,867)	(1,307,863)
Net payments on Right of Use Assets	3,209	(17,571)
Deposits from customers	(169,079)	(101,980)
Accounts payable and accrued liabilities	(484,295)	1,714,707
Deferred revenue	(221,153)	(286,373)
Warranty liability	187,071	341,833
	(9,952,357)	(5,071,719)
Cash flows from (used in) investing activities
Paycheck Protection Program Proceeds	361,500	-
Purchase of property and equipment	(239,561)	(307,598)
	121,939	(307,598)
Cash flows from (used in) financing activities
Net (Repayment)/advances of loans payable to related parties	(2,761,136)	1,380,833
Proceeds from line of credit, net of payments	(5,469,944)	554,138
Principal payments on promissory note and note payable	(53,994)	(42,609)
Principal payments on lease liabilities, net of interest expense	(201,969)	(164,570)
Proceeds from private placement and equity offering	37,700,000	4,000,000
Private placement and equity offering costs	(2,934,591)	(445,768)
Proceeds from exercise of stock options	2,905	122,985
Proceeds from exercise of warrants	4,225,028	48,416
	30,506,299	5,453,425
Foreign exchange on cash	(58,145)	(28,851)

Net increase in cash and restricted cash	20,617,736	45,256
Cash and restricted cash, beginning of period	451,605	198,920
Cash and restricted cash, end of period	$21,069,341	$244,176

Supplemental Cash Flow Disclosure:
	For the Nine Months Ended
	December 31, 2020	December 31, 2019
Interest paid	455,289	616,751
Taxes paid	-	-

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is in the business of manufacturing and distributing all-electric transit, school and charter buses.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations.

During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at December 31, 2020, the Company had a cash balance of $20,917,422, working capital of $31,310,393, accumulated deficit of ($28,901,236), and shareholder's equity of $36,956,027.

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. We have taken steps to modify our business and operations in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Significant Accounting Policies

(a) Basis of presentation

Statement of Compliance with IFRS

The Consolidated Condensed Interim Financial Statements of the Company are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to interim financial information, as outlined in International Accounting Standard ("IAS") 34, Interim Financial Reporting, and using the accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended March 31, 2020.

These Consolidated Condensed Interim Financial Statements were prepared under the historical cost convention, except for certain items not carried at historical cost as discussed below. All amounts are expressed in US dollars, unless otherwise stated.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Dec-20	31-Mar-20	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	N/A	Vehicle Transportation

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. All references to share and per share amounts in these interim consolidated financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(c) Financial instruments

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, FVTPL, and FVOCI.  The Company did not have any financial instruments measured at FVTPL or FVOCI as at December 31, 2020. All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest rate method. Transaction costs are included in the initial fair value measurement of the financial instruments.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at December 31, 2020, and March 31, 2020 the Company had no cash equivalents.

(e) Revenue recognition

The Company recognizes revenue from contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue is allocated to each performance obligation.

Most of the Company's contracts have a single performance obligation as the promise to transfer the individual goods. Revenues from the sale of products are recognized when the goods are shipped or accepted by the customer, depending on the delivery conditions, and title and risk have passed to the customer.  Revenues from services such as supporting and training relating to the sale of products are recognized as the services are performed.

The Company enters into a few transactions that represent multiple-element arrangements, which may include any combination of products, support and training services, and extended warranty. The allocation of consideration to the multiple-element is dependent on the explicit stand-alone selling price stipulated in the contract term.

(f) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statements of Operations.

(g) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc. (formerly Utah Manganese, Inc.)	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar

Translation to functional currency

Foreign currency transactions are translated into U.S. dollars using exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

(h) Inventory

Inventory is recorded at the lower of cost and net realizable value with cost determined on a specific item basis. The Company's inventory consists of electric buses in process, production supplies, and finished goods. In determining net realizable value for new buses, the Company primarily considers the age of the vehicles along with the timing of annual and model changeovers. For used buses, the Company considers recent market data and trends such as loss histories along with the current age of the inventory.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(i) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Leasehold improvements	Over term of lease, straight line method
Computers	3 years, straight line method
EV equipment	3 years, straight line method
Furniture	7 years, straight line method
Automobile	10 years, straight line method
Leased asset	12 years, straight line method
Buses	12 years, straight line method

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the Consolidated Statements of Operations. Where an item of PPE comprises major components with different useful lives, the components are accounted for as separate items of PPE. Expenditures incurred to replace a component of an item of PPE is accounted for separately, including major inspection and overhaul expenditures are capitalized.

(j) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k) Share capital

Common shares are classified as equity. Finders fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects. During the nine months ended December 31, 2020, and December 31, 2019 the Company recorded $2,934,591, and $445,768 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares (Note 11).

(l) Income taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income/loss except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current period and any adjustment to income taxes payable in respect to previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year end date.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(l) Income taxes (Continued)

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits, and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

(m) Critical accounting estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes.

Effective January 1, 2019, management changed its estimated useful life for diesel and electric buses (including some categorized under Leased Assets in note 9) from 7 years to 12 years.

Critical accounting judgments

i. The determination of the discount rate to use to discount the promissory note receivable, finance lease receivables and lease liabilities;

ii. The determination of the functional currency of each entity within the consolidated Company;

iii. The Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material matters requiring disclosures and/or recognition on the consolidated financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(n)  Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant.  In calculating fair value, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the Company.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value.  The fair value is determined by using the Black-Scholes option pricing model.  At each financial reporting date, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed.  The movement in cumulative expense is recognized in the Consolidated Statements of Operations with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period.  No expense is recognized for awards that do not ultimately vest.  If the awards expire unexercised, the related amount remains in share-option reserve.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the Consolidated Statements of Operations, unless they are related to the issuance of shares.  Amounts related to the issuance of shares are recorded as a reduction of share capital.  When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.  The fair value of stock options granted to non-employees is re-measured at the earlier of each financial reporting or vesting date, and any adjustment is charged or credited to operations upon re-measurement.

(o) Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units.  The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in the private placement was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in warrant reserve.

(p) Government grants

The Company receives grants from government agencies related to sales and leases of its electric buses. The accounting for these grants depends on whether the carrying amount of the vehicle remains with the Company, which is the case for operating leases where the Company is the lessor. For government grants associated with leased vehicles under operating leases, the grant reduces the value of the asset.

(q) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(r) Leases

Effective April 1, 2018, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for the year ended March 31, 2018 has not been restated. The cumulative effect of the initial application, if any, is recognized in deficit at April 1, 2018. Comparative amounts up to March 31, 2018 remain as previously reported under IAS 17 and related interpretations.

Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

The Company has also elected to apply the practical expedient for excluding the initial direct costs for the measurement of right of use assets at the date of initial application, as well as for using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

The ongoing lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is premeasured in this way a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (continued)

(r) Leases (Continued)

If an arrangement contains lease and non-lease components, the Company applies IFRS 15 to allocate the consideration in the contract.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations.

Impact on adoption

On initial application, the Company has elected to record right of use assets based on the corresponding lease liabilities, as described more fully in Note 8. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate of 8% per annum, and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment. As of March 31, 2019, the remaining non-cancelable period of one of the two leases is 29 months, and the other is 42 months.

During the year ended March 31, 2019, the Company entered into two transactions as lessor, one which was accounted for as an operating lease, and the other as a finance lease (Note 5). The adoption of IFRS 16 did not have a material impact on the financial results for the year ended March 31, 2019 for either of these transactions.

(s) Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IAS 23 Borrowing Costs

The amendment to IAS 23 Borrowing Costs clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

The amendment to IAS 23 Borrowing Costs did not have an impact on the Consolidated Financial Statements of the Company for the year ended March 31, 2020.

(t) Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the March 31, 2020 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3. Restricted Cash

The Company has a restricted cash balance of $151,917 as at December 31, 2020 (March 31, 2020 - $151,909) on deposit at a major financial institution in the United States. The funds relate to a contract for the sale of vehicles and will be returned to the Company within 30 days of acceptance of the vehicles by the customer.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

4.  Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at December 31, 2020 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $8,278 as at December 31, 2020 (March 31, 2020 - $46,447) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiary San Joaquin Valley Equipment Leasing Inc. ("SJVEL") leases vehicles to several customers, and as at December 31, 2020 the Company had a total of 77 (March 31, 2020 - 25) vehicles on lease that were determined to be finance leases, and the Company had a total of 2 (March 31, 2020 - 2) vehicles on lease that were determined to be operating leases. During the three months ended December 31, 2020, the Company entered into 14 finance leases, with payments under the leases scheduled to begin in June 2021. For operating leases, lease payments are recognized in revenue when earned.

For the three months and nine months ended December 31, 2020, selling profit on finance leases was $477,150 and $1,824,428 respectively. The following table illustrates Finance Lease Receivables as at December 31, 2020 and as at March 31, 2020:

	December 31, 2020	March 31, 2020
Year 1	$526,873	$208,104
Year 2	628,558	236,712
Year 3*	1,265,238	378,298
Year 4*	1,712,966	685,449
Year 5*	51,281	51,281
Remainder*	137,535	175,997
less: amount representing interest income	(900,293)	(405,550)
Finance Lease Receivable	$3,422,158	$1,330,291
Current Portion of Finance Lease Receivable	$211,026	$82,501
Long Term Portion of Finance Lease Receivable	$3,211,132	$1,247,790
* including unguaranteed residual

6. Inventory

The following is a listing of inventory as at December 31, 2020 and March 31, 2020:

	December 31, 2020	March 31, 2020

Work in Process	$7,119,814	$2,812,935
Finished Goods	2,247,681	3,777,665

Total	$9,367,495	$6,590,600

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Promissory Note Receivable

On January 23, 2018, the Company entered into multiple lease agreements (the "Agreements") with a third party (the "Customer") for the purpose of leasing two EV 550's for a period of five years. On January 30, 2018, these lease payments, except for the final payment to be made by the Customer of CDN$1,000,000 to the Company, were purchased by and transferred to an independent third party (the "Purchaser") in exchange for a lump sum payment of CDN$1,492,611 to the Company. The Purchaser was granted a first priority security interest in the EV550's. Both the lump sum and the discounted final payment were included in Revenue in the Consolidated Statements of Operations.

The CDN$1,000,000 due at the end of the lease term is classified as a Promissory Note Receivable on the Consolidated Statements of Financial Position.  The Promissory Note Receivable has been discounted over the five-year lease term at a rate of 6.4%.

The Company evaluated the carrying value of the promissory note receivable as at March 31, 2020 in accordance with IFRS 9 and determined there was a significant increase in credit risk. The Company aggregated the present value of expected payments of the promissory note receivable under three probability weighted scenarios and determined that a write down of the asset of CDN$297,883 or $223,919 as at March 31, 2020 was warranted. The carrying value of the promissory note receivable as at December 31, 2020 is $448,649 (March 31, 2020, 384,261).

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its statement of financial position related to three properties in California for which the Company has entered into lease agreements that expire in more than one year. The carrying value of Right of Use Assets as at December 31, 2020 is $421,431. Rental payments on the Right of Use Assets are discounted using an 8% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended December 31, 2020, the Company incurred interest expense of $9,286 on the Lease Liabilities, recognized depreciation expense of $66,253 on the Right of Use Assets and made total rental payments of $78,260. There were no additions to Right of Use Assets during the quarter ended December 31, 2020.

For one of the leases there is an option to extend the lease for a further 36 months.

The following table summarizes payments on GreenPower's Lease Liabilities (undiscounted) as at December 31, 2020:

1 year	$296,212
thereafter	$188,829
less amount representing interest expense	$(27,892)
Lease liability	$457,149
Current Portion of Lease Liabilities	$272,816
Long Term Portion of Lease Liabilities	$184,333

Payments on two leases that are classified as short-term leases totaled $23,962 for the quarter ended December 31, 2020 and were recognized in rent and maintenance expense. The remaining minimum lease payments until the end of the two leases are $52,840.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Property and Equipment

The following is a summary of activities for the nine months ended December 31, 2020:

Cost	Computers	Furniture	Automobiles	Demonstration Electric Buses	Leased Asset	EV Equipment	Land	Leasehold Improvements	Total

Balance, March 31, 2020	$51,849	$43,058	$94,256	$832,463	$672,151	$691,703	$800,717	$50,016	$3,236,213
Additions	28,620	7,142	115,222	-	-	86,751	600	1,226	239,561
Foreign exchange translation	693	1,690	-	-	-	-	-	-	2,383
Balance, December31, 2020	$81,162	$51,890	$209,478	$832,463	$672,151	$778,454	$801,317	$51,242	$3,478,157

Depreciation and impairment losses

Balance, March31, 2020	$16,924	$17,011	$20,126	$163,675	$625,620	$638,284	$-	$15,044	$1,496,684
Depreciation	13,284	4,773	12,735	64,155	31,207	25,255		10,561	161,970
Foreign exchange translation	676	1,561	-	-	-	-	-	-	2,237
Balance, December 31, 2020	$30,884	$23,345	$32,861	$227,830	$656,827	$663,539	$-	$25,605	$1,660,891

Carrying amounts

As at March 31, 2020	$34,925	$26,047	$74,130	$668,788	$46,531	$53,419	$800,717	$34,972	$1,739,529

As at December 31, 2020	$50,278	$28,545	$176,617	$604,633	$15,324	$114,915	$801,317	$25,637	$1,817,266

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit.

As at December 31, 2020 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2020 - $8,000,000). The line of Credit bears interest at the bank's US Base Rate (December 31, 2020 - 3.75%, March 31, 2020 - 3.75%) plus 1.5%.

The Line of Credit is secured by a general floating charge on the Corporation's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have also provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, and the bank approved a temporary reduction in the current ratio to 1.0:1 as at March 31, 2020 and June 30, 2020. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable, and these margins are tested on a monthly basis. As of December 31, 2020 the Company had a drawn balance of nil on the Line of Credit.

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Share Consolidation

On August 28, 2020 the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation common share. On the same date, the Company's post-consolidation common shares began trading on the Nasdaq stock exchange and ceased trading on the OTCQB exchange in the US, and the post-consolidation shares continued trading on the TSX Venture exchange in Canada. A total of three fractional shares were cancelled as a result of the share consolidation. All references to share and per share amounts in this section have been retroactively restated to give effect to this share consolidation.

Issued

During the nine months ended December 31, 2020, the Company issued a total of 5,127,550 in common shares, including 1,537,881 shares from the exercise of warrants, 1,429 shares from the exercise of options, 1,703,240 shares from converted debentures and 1,860,000 shares issued in the Company's IPO as well as 25,000 shares issued in a concurrent private placement.

On August 28, 2020 the Company announced the pricing of its U.S. initial public offering of 1,860,000 common shares and concurrent private placement of 25,000 common shares, which closed on September 1, 2020. Both the initial public offering and the concurrent private placement priced at $20.00 per share for gross proceeds of $37.7 million before underwriting discounts and other costs. On announcement of the IPO the Company completed a consolidation of its common shares on the basis of seven pre-consolidation shares for one post-consolidation share and the Company's shares commenced trading on the Nasdaq stock exchange, ceased trading on the OTCQB exchange, and continued to trade on the TSX Venture Exchange.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Share Capital (Continued)

During the year ended March 31, 2020 the Company issued a total of 2,028,543 shares pursuant to the exercise of 119,292 options, the exercise of 17,857 warrants, conversion of debentures for 17,857 shares and 1,873,536 shares issued in a private placement of unit securities during May 2019.

In May 2019, the Company completed a brokered private placement of units for gross proceeds of USD $4.0 million. Under the offering the Company sold 1,873,536 Units at a price of USD $2.135 per unit, with each unit being comprised of one GreenPower common share and one-half share purchase warrant. Each full warrant is exercisable into one share for a period of four years at an exercise price of USD $2.6677 per share, and the warrants contain terms whereby if the share price is above CAD $8.40 per share for ten (10) consecutive trading days then the Company may issue an acceleration notice to accelerate the expiry of the warrants by thirty (30) days from the date of the acceleration notice.

12. Stock Options

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2.b. for further details.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 1,491,541 shares (the "2016 Plan").

On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 1,491,541 to 1,950,910. On May 4, 2018, the number available for issuance was further increased to 2,129,999.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12.    Stock Options (continued)

The Company had the following incentive stock options granted under the 2019 Plan and 2016 Plan that are issued and outstanding as at December 31, 2020:

	Exercise	Balance			Forfeited	Balance
Expiry Date	Price (CDN$)	March 31, 2020	Granted	Exercised	or Expired	December 31, 2020
May 26, 2020	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	$2.45	57,143	-	-	-	57,143
May 6, 2021	$2.45	74,286	-	-	(11,429)	62,857
October 27, 2021	$4.34	71,429	-	-	-	71,429
February 2, 2022	$5.25	65,286	-	-	-	65,286
May 26, 2022	$5.25	148,214	-	-	-	148,214
December 18, 2022	$3.15	25,000	-	-	-	25,000
May 4, 2023	$3.50	75,714	-	-	-	75,714
November 30, 2023	$3.01	50,000	-	-	-	50,000
February 12, 2024	$3.50	78,571	-	-	-	78,571
January 30, 2022	$2.59	25,000	-	-	-	25,000
January 30, 2025	$2.59	319,286	-	(1,429)	(2,679)	315,178
July 3, 2022	$4.90	-	14,286	-	-	14,286
July 3, 2025	$4.90	-	51,429	-	-	51,429
November 19, 2025*	$20.00	-	300,000	-	-	300,000
December 4, 2025*	$20.00	-	20,000	-	-	20,000
Total outstanding		1,018,501	385,715	(1,429)	(42,680)	1,360,107
Total exercisable		629,750				857,429
Weighted Average
Exercise Price (CDN$)		$3.47	$17.43	$2.59	$3.57	$8.99
Weighted Average Remaining Life		3.0 years				3.0 years
* Exercise price in US$

 As at December 31, 2020, there were 701,323 stock options available for issuance under the 2019 plan.

During the nine-month period ended December 31, 2020, 42,679 options were forfeited or expired.

On July 3, 2020 the Company granted:

  51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and
  14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 20, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of US$20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of US$20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the nine months ended December 31, 2020, 1,429 common shares were issued pursuant to the exercise of 1,429 stock options.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12.    Stock Options (continued)

During the three months ended December 31, 2020, the Company incurred share-based compensation expense with a measured fair value of $570,798. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

13.    Warrants

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2.b. for further details.

As at December 31, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

	Exercise	Balance				Balance
Expiry Date	Price	March 31, 2020	Issued	Exercised	Expired	December 31, 2020
May 17, 2020	CDN $5.25	417,457	-	-	(417,457)	-
May 31, 2020	CDN $5.25	54,929	-	-	(54,929)	-
October 17, 2020	CDN $7.70	44,500	-	(44,498)	(2)	-
June 29, 2021	CDN $4.55	628,571	-	-	-	628,571
September 25, 2021	CDN $3.50	527,143	-	(36,071)	-	491,072
October 12, 2021	CDN $3.50	775,000	-	(700,000)	-	75,000
March 14, 2022	CDN $4.20	685,714	-	-	-	685,714
May 6, 2023	USD $2.6677	866,510	-	(700,765)	-	165,745
May 8, 2023	USD $2.6677	70,258	-	(56,555)	-	13,703
Total outstanding		4,070,082	-	(1,537,889)	(472,388)	2,059,805
Weighted Average
Exercise Price (CDN$)		$4.05	NA	$3.66	$5.25	$4.06
Weighted Average Life		1.7 years				1.0 years

During the nine months ended December 31, 2020, a total of 472,388 warrants exercisable at CDN $5.25 per share expired unexercised.

During the nine months ended December 31, 2020 the Company issued the following common shares from the exercise of warrants:

  44,498 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 44,498 warrants;

  736,071 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 736,071 warrants, and

  757,320 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of 757,320 warrants.

Warrants were issued to two directors in exchange for providing personal guarantees on the Company's operating line of credit and the cost of these warrants is recognized on the consolidated statement of financial position as deferred financing fees and expensed to the statement of operations over the term of the warrants.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Convertible Debentures

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this Note have been retroactively restated to give effect to this share consolidation. See Note 2.b. for further details.

As at March 31, 2020 the Company had a total of $CDN 5,596,000 in convertible debentures outstanding, which were converted into 1,703,240 common shares during the nine months ended December 31, 2020. The convertible debentures all had an 8% interest rate, an initial term of four years, and effective interest rates ranging from 28.3% to 38.5%.

Issue Date	Outstanding Amount March 31, 2020 ($CDN)	Conversion Price ($CDN)	Shares on Conversion	Converted Amount ($CDN)	Outstanding Amount December 31, 2020 ($CDN)
17-May-17	1,900,000	4.55	417,582	(1,900,000)	-
31-May-17	250,000	4.55	54,945	(250,000)	-
25-Sep-17	1,476,000	2.80	527,143	(1,476,000)	-
12-Oct-17	1,970,000	2.80	703,571	(1,970,000)	-
Total	5,596,000		1,703,241	(5,596,000)	-

During the nine-months ended December 31, 2020, the Company paid interest of $204,012 (December 30, 2019 - $258,094) and recognized accretion of $438,261 (December 30, 2019 - $414,887) related to the convertible debentures listed above.

During the nine months ended December 31, 2020 the following common shares were issued from the exercise of convertible debentures:

  417,582 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$200,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;

  54,945 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$250,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;

  527,143 common shares were issued pursuant to the conversion of convertible debentures totaling $1,476,000 (issued on Sep 25, 2017) which were converted at a price of CAD$2.80 per share;

  703,570 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,115,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.

15. Promissory Note Payable

During the year ended March 31, 2017, the Company issued a $594,000 promissory note (the "Note") to the City of Porterville to acquire land (Note 9). The Note bears interest at 2.0% per annum and is payable in blended monthly installments of $5,463, which began on November 1, 2016.  The monthly installments will occur for five years, at which point a balloon payment of $311,764 is due and payable. The Note is secured by an interest in the land in favor of the City of Porterville.

The remaining principal payments until maturity of the promissory note are $360,784, including the balloon payment due at maturity.

During the three months ended December 31, 2020, the Company incurred $1,845 (December 31, 2019 - $2,131) of interest on the Note. This amount is included in Interest and accretion on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Deferred Revenue

The Company recorded Deferred Revenue of $205,004 for invoices issued to customers for the sale of all-electric buses which were not delivered as at December 31, 2020 (March 31,2020 - $426,157).

	December 31, 2020	March 31, 2020
Deferred Revenue, beginning of period	$426,157	$823,904
Additions to deferred revenue during the period	169,079	252,443
Deposits returned	-	(335,000)
Revenue recognized from deferred revenue during the period	(390,232)	(303,353)
FX Changes		(11,837)

Deferred Revenue, end of period	$205,004	$426,157

17. Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, the payroll protection loan, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The Company does not currently hold any financial instruments measured at fair value on the Consolidated Statements of Financial Position.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Overview

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at December 31, 2020 the Company recognized an allowance for credit losses of $8,278, against its accounts receivable (Note 4).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17. Financial Instruments (continued)

Liquidity risk

The Company manages liquidity to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balance and available liquidity on the Company's operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at December 31, 2020 the Company had a cash balance of $20,917,422 and its Line of Credit remained undrawn.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10).

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada.  Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2020, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

Cash	$206,005
Accounts Receivable	297,110
Promissory Notes Receivable	650,000
Accounts Payable and Accrued Liabilities	$110,446

The CDN/USD exchange rate as at December 31, 2020 was $0.7854 (March 31, 2020 - $0.7049). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $99,000 to other comprehensive income/loss.

18. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at December 31, 2020, the Company had a cash balance of $20,917,422, working capital of $31,310,393, retained earnings of ($28,901,236), and shareholder's equity of $36,956,026. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Nine Months Ended
	December 31, 2020	December 31, 2019

Salaries and Benefits (1)	$370,763	$314,191
Consulting fees (2)	220,954	150,000
Accommodation	-	762
Truck and Trailer Rentals	5,749	81,164
Options Vested (3)	673,213	154,010
Total	$1,270,679	$700,127

1) Salaries and benefits incurred with directors, officers and a former officer and director are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to the directors, to the CEO and Chairman and to the former CEO of the Company to provide accounting, management consulting and director services.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at December 31, 2020 included nil (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at March 31, 2020, companies beneficially owned by the CEO and Chairman of the Company had loans outstanding to the Company with a total value of CDN $3,185,000 and USD $120,000. During the nine months ended December 31, 2020 the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the nine months ended December 31, 2020, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

A director of the Company and the Company's CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, during 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and during 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

During the nine months ended December 31, 2020 all of the remaining convertible debentures of the Company were converted into common shares (Note 14), which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies controlled by officers and directors which was converted into 882,555 common shares of the company during the nine months ended December 31, 2020.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Income Taxes

Income tax expense is recognized based on management's best estimate of weighted average annual income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the year ended March 31, 2020 was 27.0%.

As at December 31, 2020 and March 31, 2020 the Company has approximately $10,400,000 and $7,700,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at December 31, 2020 and March 31, 2020 the Company has approximately $10,500,000 and $8,500,000, respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2030 and 2040 if unused.

The potential benefits of these carry-forward non-capital losses has not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

21. Segmented Information and Other Additional Disclosures

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric transit, school and charter buses.

During the period ended December 31, 2020, the Company was economically dependent on two (December 31, 2019 - three) customer(s) who accounted for more than 10% of revenue from continuing operations and accounted for approximately 89% of revenue (December 31, 2019: 86%).

The Company's revenues allocated by geography for the three and nine months ended December 31, 2020 and 2019 are as follows:

	For the Three Months Ended		For the Nine Months Ended
	31-Dec-20	31-Dec-19	31-Dec-20	31-Dec-19

United States of America	$2,195,633	$4,967,567	$7,279,358	$12,828,696
Canada	203,148	9,891	$227,089	$29,306

Total	$2,398,781	$4,977,458	$7,506,447	$12,858,002

As at December 31, 2020 and March 31, 2020 the majority of the Company's consolidated non-current assets, being property and equipment, are located in the United States.

GREENPOWER MOTOR COMPANY INC.
Notes to the Consolidated Condensed Interim Financial Statements
For the Three Months Ended December 31, 2020 and 2019
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

22. Warranty Liability

The Company generally provides its customers with a base warranty on the entire transit, school or charter bus. The Company also provides certain extended warranties, including those covering brake systems, lower level components, fleet defect provisions and battery-related components, covering a warranty period of approximately one to five years, depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. It is expected that some of these costs will be incurred in the 2021 fiscal year and the remaining will be incurred beyond two years of the reporting date. The warranty provision is recorded at 3.5% of revenue from product sales.

As at
December 31, 2020
Warranty Liability, Mar 31, 2020	$695,147
Warranty accrual	233,844
Warranty disbursements	(53,559)
Foreign exchange translation	6,786
Warranty Liability, Dec 31, 2020	$882,218

Current portion	$602,994
Long term portion	279,223
Total	$882,218

23. Subsequent Events

Subsequent to the end of the quarter the Company issued the following common shares from the exercise of warrants and options:

  107,092 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of warrants;

  10,571 common shares were issued at a price of CDN3.50 per share pursuant to the exercise of warrants;

  57,144 common shares were issued at a price of CDN$2.45 per share pursuant to the exercise of stock options;

  5,357 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of stock options;

  8,929 common shares were issued at a price of CDN$4.90 per share pursuant to the exercise of stock options;

  9,821 common shares were issued at a price of CDN$2.59 per share pursuant to the exercise of stock options.

APPENDIX B

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of February 11, 2021 unless otherwise indicated and should be read in conjunction with the unaudited consolidated financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months ended December 31, 2020 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended December 31, 2020 are not necessarily indicative of the results that may be expected for any future period. The consolidated financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Colombia, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the three months ended December 31, 2020. During the quarter the Company:

  completed and delivered a total of 17 buses, including 14 EV Stars to Green Commuter, one EV Star Cargo Plus to the City of Vancouver, and one EV Star and one EV Star plus to ABC Bus Inc. ("ABC"), Greenpower's dealer in the state of New York;
  increased production of B.E.A.S.T. all-electric school buses from five units per month to 10 units per month in response to positive feedback from demonstrations and anticipated future demand;

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021 continued to move forward with increased production of various EV Star models, including EV Star cab and chassis, EV Star+, and progressed the production of five EV 250 thirty-foot low floor transit buses;
  delivered an autonomous AV Star developed with Perrone Robotics to Jacksonville Transit Authority ("JTA"), and began development of a second vehicle with Perrone in partnership with First Transit to be used in a nationwide demonstration tour scheduled to begin in March 2021;
  announced that Greenpower's dealer Creative Bus Sales delivered an additional EV Star to UCLA for its Bruin Access program, a complimentary para-transit service provided by UCLA;
  completed demonstrations of a range of Greenpower vehicles to potential customers across several US states, laying the groundwork for potential future sales;
  continued to effectively manage its business operations to navigate impacts from the COVID-19 pandemic.

GreenPower delivered 14 EV Stars to Green Commuter during the quarter and provided 3-year lease financing to fund a portion of the purchase price. The majority of the sales price of these vehicles was funded from HVIP vouchers totaling $1.29 million that were previously reserved from funds allocated to the program in 2019. Green Commuter intends to use these vehicles in its shuttle and van pooling business in California.

GreenPower delivered its first EV Star Cargo Plus to the City of Vancouver during the quarter. The EV Star Cargo Plus will replace a traditional fossil fuel powered panel truck as part of the City of Vancouver's broader strategy to electrify its vehicle fleet. This vehicle was independently tested for a range of over 240 kilometers and is equipped with a 730 kilogram liftgate, a rolling door, an interior height of over two meters and a payload of over two metric tons.

During the quarter Greenpower also delivered an EV Star and an EV Star Plus to ABC Greenpower's dealer in the state of New York. ABC intends to use these vehicles in demonstrations to potential customers in New York in an effort to build out a sales pipeline in the state. Greenpower's vehicles are eligible for several funding programs in New York including the NYSERDA program and the New York Voucher Incentive Program that provides incentives of up to $100,000 for the purchase of Class 4 electric trucks and transit buses and up to $90,000 for the purchase of Class 4 battery electric school buses and shuttle buses in the state.

Greenpower announced that during the quarter, the fully autonomous AV Star developed with its partner Perrone Robotics, was delivered to the JTA. The JTA is working with local colleges, medical campuses, and other partners to create the nation's first public transportation network powered by autonomous vehicles. In addition, Greenpower and Perrone announced that they are developing a second AV Star in partnership with First Transit which they intend to use in a cross-country demonstration tour starting in March.

Greenpower continued to progress several production runs concurrently of various models, including EV Stars, EV Star cab and chassis, EV Star+, B.E.A.S.T. school buses, and EV 250 thirty-foot low floor transit buses. Immediately following Greenpower's Nasdaq IPO and capital raise that closed in September, management engaged with suppliers and contract manufacturers to plan for an expansion of all-electric vehicle production of various models, and announced that it was increasing production of EV Stars to 20 per month and increasing production of B.E.A.S.T. school buses to five per month. Production planning moved into implementation during the third quarter, and based on positive feedback from B.E.A.S.T. school bus demonstrations, management made the decision to increase B.E.A.S.T. school bus production from five buses to ten buses per month.

We anticipate that the increased EV Star production will start to deliver towards the end of our fourth quarter, and this level of production represents potential revenue of over $8 million on a quarterly basis. The increased production of ten B.E.A.S.T. school buses per month, which are expected to start delivering in mid-2021, represents potential quarterly sales of over $10 million.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

As at December 31, 2020 the Company had:

  Three EV350's, one all-electric shuttle, two EV Stars, automobiles and ancillary equipment classified as property and ancillary equipment totaling approximately $910,000;
  Finished goods inventory of approximately $2.2 million comprised of 8 EV Stars, 2 EV Star Cab and Chassis, 1 all-electric school bus, 1 EV350 and charging stations;
  Work in process Inventory of $7.1 million including 5 EV 250s, 20 B.E.A.S.T. school buses, 58 EV Stars of various models plus parts inventory.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended December 31, 2020

For the three-month period ended December 31, 2020 the Company recorded revenues of $2,398,781 and cost of revenues of $1,488,974 generating a gross profit of $909,807 or 37.9% of revenues. Revenue was generated from the delivery of 14 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one EV Star Cargo Plus, one EV Star Plus, and one EV Star, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,051,776 relating to salaries, project management, accounting, and administrative services; transportation costs of $65,963 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $73,854 related to travel for project management, demonstration of company products, and trade shows; product development costs of $186,977; sales and marketing costs of $182,790; professional fees of $117,901 consisting of legal and audit fees; and insurance expense of $233,415 and office expense of $84,561 consisting of rent and other office expenses, as well as non-cash expenses including $570,798 of share-based compensation expense and depreciation of $122,881, generating a loss from operations before interest, accretion and foreign exchange of $1,789,387.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $362,230, and a foreign exchange gain of $18,511 resulted in a loss for the period of $2,133,106. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual, amortization of deferred financing fees, and allowance for credit losses totaled $1,056,014 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $294,759 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2020

For the nine-month period ended December 31, 2020 the Company recorded revenues of $7,506,447 and cost of revenues of $5,094,338 generating a gross profit of $2,412,109 or 32.1% of revenues. Revenue was generated from the sale of 52 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, from the sale of one all-electric school bus, from the sale of one EV Star cargo plus, one EV Star plus, one EV Star, and from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $2,769,949 relating to salaries, project management, accounting, and administrative services; transportation costs of

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

$119,459 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $178,715 related to travel for project management, demonstration of company products, and trade shows; product development costs of $643,785; sales and marketing costs of $235,834; professional fees of $275,977 consisting of legal and audit fees; insurance expense of $330,552 and office expense of $187,972 consisting of rent and other office expenses, as well as non-cash expenses including $820,567 of share-based compensation expense and depreciation of $355,113, generating a loss from operations before interest, accretion and foreign exchange of $3,500,925.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,423,138, and a foreign exchange loss of $124,542 resulted in a loss for the period of $5,048,605.

The consolidated total comprehensive loss for the nine-month period was impacted by $470,947 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended December 31, 2019

For the three-month period ended December 31, 2019 the Company recorded revenues of $4,977,548 and cost of revenues of $3,511,990 generating a gross profit of $1,465,558 or 29.4% of revenues. Revenue was generated from the sale of two Synapse Type D school buses, 3 EV Stars, and from the sale of 30 EV Stars for which the Company provided lease financing and were accounted for as finance leases, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees  of $1,055,706 relating to salaries, project management, accounting, and administrative services; transportation costs of $58,863 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $52,792 related to travel for project management, demonstration of company products, and trade shows; product development costs of $348,583; sales and marketing costs of $109,731; professional fees of $87,953 consisting of legal and audit fees; and office expense of $41,549 consisting of rent and other office expenses, as well as non-cash expenses including $34,885 of share-based compensation expense and depreciation of $157,970, generating a loss from operations before interest, accretion and foreign exchange of $482,474.

Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $574,031, and a foreign exchange gain of $418 resulted in a loss for the period of $1,056,087. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $675,755 in the three-month period.

The consolidated total comprehensive loss for the three-month period was impacted by $14,932 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the nine-month period ended December 31, 2019

For the nine-month period ended December 31, 2019 the Company recorded revenues of $12,858,002 and cost of revenues of $9,276,910 generating a gross profit of $3,581,092 or 27.9% of revenues. Revenue was generated from the sale of two EV 350s, four Synapse Type D school buses, 30 EV Stars EV Stars, and from the sale of 30 EV Stars for which the Company provided lease financing and were accounted for as finance leases, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees  of $2,505,075 relating to salaries, project management, accounting, and administrative services; transportation costs of $177,727 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport company products around North America; travel, accommodation, meals and entertainment costs of $240,542 related to travel for project management, demonstration of company products, and trade shows; product development costs of $864,309; sales and marketing costs of $256,211; professional fees of $201,585 consisting of legal and

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021 audit fees; and office expense of $135,157 consisting of rent and other office expenses, as well as non-cash expenses including $181,454 of share-based compensation expense and depreciation of $462,217, generating a loss from operations before interest, accretion and foreign exchange of $(1,443,185). Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,584,685, and a foreign exchange loss of $4,069 resulted in a loss for the period of $3,031,939.

The consolidated total comprehensive loss for the nine-month period was impacted by $4,064 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

The following tables provide a summary of selected information for the last eight quarters:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2020	2020	2020	2020
Financial results
Revenues	$2,398,781	$2,835,411	$2,272,255	$642,401
Income (loss) for the period	(2,133,106)	(1,486,160)	(1,429,337)	(2,114,027)
Basic and diluted earnings/(loss) per share*	$(0.11)	$(0.09)	$(0.09)	$(0.14)
Balance sheet data
Working capital (deficit)	31,310,393	32,477,352	(707,573)	743,131
Total assets	39,814,447	43,044,685	14,473,657	13,207,679
Shareholders' equity	36,956,028	34,647,254	(2,396,707)	(1,174,956)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
Financial results
Revenues	$4,977,548	$5,430,503	$2,449,951	$2,486,611
Income (loss) for the period	(1,056,087)	(712,368)	(1,263,484)	(1,553,824)
Basic and diluted earnings/(loss) per share*	$(0.07)	$(0.05)	$(0.09)	$(0.12)
Balance sheet data
Working capital (deficit)	2,319,481	1,648,610	2,775,679	(155,176)
Total assets	16,811,834	14,515,250	15,620,864	11,910,299
Shareholders' equity	876,200	1,951,725	2,439,746	(85,636)

* Based upon the weighted average number of shares issued and outstanding for the period, retroactively restated for the seven-for-one share consolidation completed on August 28, 2020.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

The following tables summarize vehicle deliveries pursuant to vehicle leases and vehicle sales for the last eight quarters:

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2020	2020	2020	2020
Vehicle Sales
EV 350	0	0	0	0
EV Star	3	0	0	8
School bus	0	1	0	0
Total	3	1	0	8
Vehicle Leases
EV Star	14	20	18	0
Total	14	20	18	0

Total Deliveries	17	21	18	8

	For the three months ended
	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
Vehicle Sales
EV 350	0	1	1	3
EV Star¹	3	24	3	3
School bus	2	2	0	0
Total	5	27	4	6
Vehicle Leases
EV Star¹	22	0	2	0
Total	22	0	2	0

Total Deliveries	27	27	6	6

1) - Leases associated with 8 EV Stars entered into during the quarter ended December 31, 2019 were cancelled during the quarter ended March 31, 2020 and the vehicles were subsequently sold.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

The following tables summarize cash expenses for the last eight quarters:

	For the three months ended
	Dec 31, 2020	Sept 30, 2020	June 30, 2020	March 31, 2020

Total Expenses	$3,042,913	$2,369,878	$2,047,920	$2,361,841
Less:
Depreciation	(122,881)	(117,471)	(114,761)	(116,338)
Accretion and accrued interest	(133,759)	(160,782)	(153,006)	(232,543)
Share-based payments	(570,798)	(117,737)	(132,032)	(126,652)
Amortization of deferred financing fees	(161,099)	(153,772)	(150,507)	(149,864)
Warranty Accrual	(59,199)	(97,268)	(77,377)	20,494
Allowance for credit losses	(8,278)	(20,385)	33,552	(46,447)

Total Cash Expenses (1)	$1,986,899	$1,702,463	$1,453,789	$1,710,491

	For the three months ended
	Dec 31, 2019	Sept 30, 2019	June 30, 2019	March 31, 2019

Total Expenses	$2,521,645	$2,104,506	$1,986,880	$1,866,235
Less:
Depreciation	(157,970)	(160,661)	(143,586)	(172,607)
Accretion and accrued interest	(151,525)	(133,373)	(129,989)	(104,952)
Share-based payments	(34,885)	(53,025)	(93,544)	(93,750)
Amortization of deferred financing fees	(157,915)	(154,883)	(156,732)	(92,948)
Warranty Accrual	(166,662)	(136,307)	(38,864)	(7,169)
Allowance for credit losses	-	-	-	-

Total Cash Expenses (1)	$1,852,688	$1,466,257	$1,424,165	$1,394,809

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

The following tables summarize adjusted EBITDA for the last eight quarters:

	For the three months ended
	Dec 31, 2020	Sept 30, 2020	June 30, 2020	March 31, 2020

Loss for the period	$(2,133,106)	$(1,486,160)	$(1,429,337)	$(2,114,027)
Plus:
Depreciation	122,881	117,471	114,761	116,338
Interest and accretion	362,230	505,589	555,319	549,139
Share-based payments	570,798	117,737	132,032	126,652
Warranty Accrual	59,199	97,268	77,377	(20,494)

Adjusted EBITDA (1)	$(1,017,998)	$(648,095)	$(549,848)	$(1,342,392)

	For the three months ended
	Dec 31, 2019	Sept 30, 2019	June 30, 2019	March 31, 2019

Loss for the period	$(1,056,087)	$(712,368)	$(1,263,484)	$(1,553,706)
Plus:
Depreciation	157,970	160,661	143,586	172,607
Interest and accretion	574,031	510,042	500,612	428,668
Share-based payments	34,885	53,025	93,544	93,750
Warranty Accrual	166,662	188,554	38,864	88,589

Adjusted EBITDA (1)	$(122,539)	$199,914	$(486,878)	$(770,092)

(1) Non-IFRS Financial Measures: "Total Cash Expenses", as defined above, and "Adjusted EBITDA" reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, and warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At December 31, 2020, the Company had a cash balance of $20,917,422 and working capital of $31,310,393. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements. The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit, and as at December 31, 2020 the Line of Credit had a drawn balance of nil. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

Capital Resources

Three months ended December 31, 2020 and up to the date of this report

Authorized: Unlimited number of common shares without par value Authorized: Unlimited number of preferred shares without par value

As at March 31, 2020 the Company had a total of $CDN 5,596,000 in convertible debentures outstanding, which were converted into 1,703,240 common shares during the nine months ended December 31, 2020. The convertible debentures all had an 8% interest rate, an initial term of four years, and effective interest rates ranging from 28.3% to 38.5%.

Issue Date	Outstanding Amount March 31, 2020 ($CDN)	Conversion Price ($CDN)	Shares on Conversion	Converted Amount ($CDN)	Outstanding Amount December 31, 2020 ($CDN)
17-May-17	1,900,000	4.55	417,582	(1,900,000)	-
31-May-17	250,000	4.55	54,945	(250,000)	-
25-Sep-17	1,476,000	2.80	527,143	(1,476,000)	-
12-Oct-17	1,970,000	2.80	703,571	(1,970,000)	-
Total	5,596,000		1,703,241	(5,596,000)	-

During the nine months ended December 31, 2020 the following common shares were issued from the exercise of convertible debentures:

  417,582 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$200,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;

  54,945 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$250,000 (issued on May 31, 2017) which were converted at a price of CAD$4.55 per share;

  527,143 common shares were issued pursuant to the conversion of convertible debentures totaling $1,476,000 (issued on Sep 25, 2017) which were converted at a price of CAD$2.80 per share;

  703,570 common shares were issued pursuant to the conversion of convertible debentures totaling CAD$1,115,000 (issued on October 12, 2017) which were converted at a price of CAD$2.80 per share.

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

On March 9, 2016, the shareholders approved the previous stock option plan which allowed for the issuance of up to 1,491,541 shares (the "2016 Plan"). On March 30, 2017, the shareholders approved an increase in the number of common shares available for issuance under the 2016 Plan from 1,491,541 to 1,950,910. On May 4, 2018, the number available for issuance was further increased to 2,129,999.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

The Company had the following incentive stock options granted under the 2019 Plan and the 2016 Plan that are issued and outstanding as at December 31, 2020:

	Exercise	Balance			Forfeited	Balance
Expiry Date	Price (CDN$)	March 31, 2020	Granted	Exercised	or Expired	December 31, 2020
May 26, 2020	$4.20	21,429	-	-	(21,429)	-
July 10, 2020	$3.85	7,143	-	-	(7,143)	-
February 4, 2021	$2.45	57,143	-	-	-	57,143
May 6, 2021	$2.45	74,286	-	-	(11,429)	62,857
October 27, 2021	$4.34	71,429	-	-	-	71,429
February 2, 2022	$5.25	65,286	-	-	-	65,286
May 26, 2022	$5.25	148,214	-	-	-	148,214
December 18, 2022	$3.15	25,000	-	-	-	25,000
May 4, 2023	$3.50	75,714	-	-	-	75,714
November 30, 2023	$3.01	50,000	-	-	-	50,000
February 12, 2024	$3.50	78,571	-	-	-	78,571
January 30, 2022	$2.59	25,000	-	-	-	25,000
January 30, 2025	$2.59	319,286	-	(1,429)	(2,679)	315,178
July 3, 2022	$4.90	-	14,286	-	-	14,286
July 3, 2025	$4.90	-	51,429	-	-	51,429
November 19, 2025*	$20.00	-	300,000	-	-	300,000
December 4, 2025*	$20.00	-	20,000	-	-	20,000
Total outstanding		1,018,501	385,715	(1,429)	(42,680)	1,360,107
Total exercisable		629,750				857,429
Weighted Average
Exercise Price (CDN$)		$3.47	$17.43	$2.59	$3.57	$8.99
Weighted Average Remaining Life		3.0 years				3.0 years
* Exercise price in US$

As at December 31, 2020, there were 701,323 stock options available for issuance under the 2019 plan.

During the nine-month period ended December 31, 2020, 42,679 options were forfeited or expired.

On July 3, 2020 the Company granted:

  51,429 stock options to employees with an exercise price of CDN$4.90 per share and with a term of 5 years, and which vest 25% after 4 months, and then 25% after years 1, 2, and 3, and
  14,286 stock options to a consultant (IR provider) with an exercise price of CDN$4.90 per share and with a term of 2 years and which vest 25% at the end of every 3 months for a period of twelve months.

On November 20, 2020 the Company granted an aggregate of 300,000 stock options, with 100,000 granted to each of three of Greenpower's officers. The stock options have an exercise price of US$20.00 per share, a term of 5 years, and are exercisable 25% after four months, and 25% after the first, second and third year from the grant date.

On December 4, 2020 the Company granted an aggregate of 20,000 stock options, with 5,000 granted to each of the Company's four independent directors. The stock options have an exercise price of US$20.00 per share, a term of 5 years, and are exercisable at the end of every 3 months for a period of twelve months.

During the nine months ended December 31, 2020, 1,429 common shares were issued pursuant to the issuance of 1,429 stock options.

During the three months ended December 31, 2020, the Company incurred share-based compensation expense with a measured fair value of $570,798. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

As at December 31, 2020, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

During the nine months ended December 31, 2020, a total of 472,387 warrants exercisable at CDN $5.25 per share expired unexercised.

During the nine months ended December 31, 2020 the Company issued the following common shares from the exercise of warrants:

  44,498 common shares were issued at a price of CDN$7.70 per share pursuant to the exercise of 44,498 warrants;

  736,071 common shares were issued at a price of CDN$3.50 per share pursuant to the exercise of 736,071 warrants, and

  757,320 common shares were issued at a price of USD$2.6677 per share pursuant to the exercise of 757,320 warrants.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

A summary of compensation for directors, officers and key management personnel is as follows:

1) Salaries and benefits incurred with officers and a former officer are included in Administrative fees on the Consolidated Statements of Operations.

2) Consulting fees included in professional fees and sales and marketing on the Consolidated Statements of Operations are paid to, management service companies of the CEO and Chairman, and to the former CEO of the Company to provide accounting, management and consulting services.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at December 31, 2020 included nil (March 31, 2020 - $71,697) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

As at March 31, 2020, companies beneficially owned by the CEO and Chairman of the Company had loans outstanding to the Company with a total value of CDN $3,185,000 and USD $120,000. During the nine months ended December 31, 2020 the Company received loans totaling CAD$50,000 and USD$100,000 from companies beneficially owned by the CEO and Chairman. These loans were repaid in their entirety during the nine months ended December 31, 2020, and funds used to repay these loans were sourced from proceeds received from the exercise of warrants during the period.

A director of the Company and the Company's CEO and Chairman have both provided personal guarantees of USD $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, during 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share that expire on June 29, 2021 and during 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share that expire on March 14, 2022.

During the nine months ended December 31, 2020 all of the remaining convertible debentures of the Company were converted into common shares (Note 14), which included CDN$3,125,000 (March 31, 2020 - CDN$3,125,000) principal balance of convertible debentures owed to officers, directors and companies

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021 controlled by officers and directors which was converted into 882,555 common shares of the company during the nine months ended December 31, 2020.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

New and Amended Standards

Adoption of accounting standards

The following new or amended standards were adopted during the year ended March 31, 2020:

IFRS 15 Revenue from Contracts with Customers provides a single principle-based framework to be applied to all contracts with customers. IFRS 15 replaces the previous revenue standard IAS 18, Revenue, and the related Interpretations on revenue recognition. The standard scopes out contracts that are considered to be lease contracts, insurance contracts and financial instruments. The new standard is a control-based model as compared to the existing revenue standard which is primarily focused on risks and rewards. Under the new standard, revenue is recognized when a customer obtains control of a good or service. Transfer of control occurs when the customer has the ability to direct the use of and obtain the benefits of the good or service. This standard is effective for reporting periods beginning on or after January 1, 2018.

IFRS 9 Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. This standard has an effective date of January 1, 2018.

IFRS 16 Leases was issued in January 2016 and specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. This standard is effective for reporting periods beginning on or after January 1, 2019.

The adoption of the above accounting policies impacted the consolidated financial statements for the three months ended December 31, 2020 as described in the respective notes.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the December 31, 2020 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the inputs used in the Black-Scholes option pricing model to measure stock-based compensation and warrants, determination of the liability portion of convertible debentures, determination of the useful life of equipment, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern.

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material undisclosed matters requiring recognition on the financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivable, promissory note receivable, line of credit, accounts payable and accrued liabilities, note payable, loans payable to related parties, promissory note payable, convertible debentures and lease liabilities. As at December 31, 2020, the Company had working capital of $31,310,393.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, finance lease, and promissory note receivable. Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its promissory note receivable counterparty and lease counterparty on an annual basis and believes it is exposed to minimal credit risk.

Liquidity risk

The Company manages liquidity to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balance and available liquidity on the Company's operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at December 31, 2020 the Company had a cash balance of $20,917,422 and its Line of Credit remained undrawn.

Trade Tariffs

The Company manufactures and imports key components from overseas that are subject to tariffs on importation into the United States, and for which the Company is currently paying tariffs. In particular, the Company is subject to tariffs on goods imported from China, which increases the cost of these goods and negatively impacts the company's profitability and financial position.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company believes interest rate risk is not material.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

At December 31, 2020, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$206,005
Accounts Receivable	297,110
Promissory Notes Receivable	650,000
Accounts Payable and Accrued Liabilities	$110,446

Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $99,000 to other comprehensive income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, secured and unsecured promissory notes, convertible debentures and equity attributable to common shareholders, consisting of issued share capital and deficit.

During the second quarter the Company completed an initial public offering and concurrent private placement for gross proceeds of US$37.7 million less underwriting discounts and offering costs. As at December 31, 2020, the Company had a cash balance of $20,917,422, working capital of $31,310,393, retained earnings of ($28,901,236), and shareholder's equity of $36,956,026. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. The Company is subject to externally imposed capital requirements with respect to its line of credit (Note 10).

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars, BEAST school buses, and EV 250s, currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Continue to expand assembly and manufacturing capabilities, including the recently announced increased production of BEAST school buses and several models of EV Stars;

  Continue to develop and expand sales opportunities and increase its sales backlog;

  Further develop its sales and marketing, engineering and technical resources;

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 20,614,304 as of December 31, 2020. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of December 31, 2020, there are 1,360,107 options granted and outstanding. The total number of common share warrants outstanding as of the same date is 2,059,805.

As at February 11, 2021, the company had 20,813,218 issued shares, 1,285,856 options outstanding and  1,942,141 warrants outstanding.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the financial statements, and (ii) the financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP (IFRS).

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021

As a result of the acquisition of land in Porterville described in the Investing Activities section, the Company is subject to the risks normally associated with the ownership of land including requirements for governmental permits and approvals.

The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and will continue to have, a material adverse impact on our business and financial condition. The future impact of the COVID-19 global pandemic is inherently uncertain, and is expected to negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers ability to deliver products used in the manufacture of our all-electric vehicles in a timely manner, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. In addition, COVID-19 has caused a significant reduction in public transit ridership, which is one of the primary market segments served by Greenpower, which may lead to reduced future sales to this segment, as transit properties adjust to changing demand for their services. We have taken steps to modify our business and staffing levels in order to manage impacts caused by the COVID-19 global pandemic and resulting government and regulatory health orders, these factors are expected to continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers may require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding.  These requirements are subject to change and one regulatory environment is not indicative of another.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses and vehicles, traditional diesel buses and other medium-duty vehicles with various models based on size, purpose or performance features.  The Company competes in the non-diesel or alternative fuel segment of this market. Several of the company's competitors, both publicly listed and privately owned, have recently raised a

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended December 31, 2020 Discussion dated: as of February 11, 2021 significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Provision for Warranty Costs

The Company offers warranties on the vehicles it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, and Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. However, the company may in the future be involved in litigation or legal proceedings that are material and may require recognition as a provision or contingent liability on the Company's financial statements. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The Company does not expect the outcome of either its claim, or the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and will continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

APPENDIX C

Press Release

GreenPower Reports Fiscal Third Quarter 2021 Financial Results

Vancouver, Canada / February 11, 2021 / GreenPower Motor Company Inc. (Nasdaq:GP) (TSXV:GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its fiscal third quarter ended December 31, 2020.

Highlights of the third quarter:

  delivered 17 vehicles in the quarter, including the first EV Star Cargo Plus to the City of Vancouver, one EV Star and one EV Star Plus to ABC Bus Inc., Greenpower's dealer in the state of New York, and 14 EV Stars to Green Commuter;
  the Company recorded revenues of $2,398,781 with cost of revenues of $1,488,974 generating a gross profit of $909,807 or 37.9% of revenues;
  working capital of $31,310,393 at the end of the quarter including over $21 million of cash;
  Conversion of $3,243,702 of Debentures and repayment of $1,973,400 of Loans from proceeds from exercised warrants reducing interest costs going forward;
  increased production of B.E.A.S.T. all-electric school buses from five units per month to ten units per month in response to positive feedback from demonstrations and anticipated future demand;
  continued to move forward with increased production of various EV Star models, including EV Star cab and chassis, EV Star+ as well as five EV 250 thirty-foot low floor transit buses;
  delivered an autonomous AV Star to Jacksonville Transit Authority, and began development of a second vehicle in partnership with Perrone Robotics and First Transit to be used in a nationwide demonstration tour scheduled to begin in March 2021;
  completed demonstrations of a range of Greenpower vehicles to potential customers across several US states, laying the groundwork for potential future sales; and
  continued to effectively manage its business operations to navigate impacts from the COVID-19 pandemic.

Brendan Riley, President of GreenPower stated, "This is a transformative time for GreenPower as we leverage our purpose built EV platform to develop and launch new products like the EV Star Cargo, while also further developing relationships with major high-volume OEMs that recognize the tremendous potential of our EV Star cab and chassis to act as the foundation from which they can upfit a finished all electric vehicle specific to their needs.  A wave of demand for EV solutions is being thrust upon these OEMs, and our cab and chassis provides the flexibility and functionality needed to meet this demand over both the immediate and long term."

Fraser Atkinson, CEO of GreenPower added, "GreenPower is in the lucrative position of being an early mover in the transition to EV and our team has done a fantastic job preparing for the significant ramp in production, orders and deliveries expected as we move into the late spring and summer of 2021. Since completing our Nasdaq IPO we've further strengthened our financial position with the conversion of all of the outstanding Debentures and repayment of Promissory Notes from proceeds from exercised Warrants.  GreenPower is well positioned for significant growth as the economy improves."

Results for the three months ended December 31, 2020

For the three-month period ended December 31, 2020 the Company recorded revenues of $2,398,781 and cost of revenues of $1,488,974 generating a gross profit of $909,807 or 37.9% of revenues. Revenue was generated from the delivery of 17 buses including 14 EV Stars for which the Company provided lease financing, from the sale of three different models of EV Stars, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $1,051,776; transportation costs of $65,963; travel, accommodation, meals and entertainment costs of $73,854; product development costs of $186,977; sales and marketing costs of $182,790; professional fees of $117,901; insurance of $233,415 and office expense of $84,561, as well as non-cash expenses including $570,798 of share-based compensation expense and depreciation of $122,881. Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $362,230, and a foreign exchange gain of $18,511 resulting in a loss for the period of $2,133,106. Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual, amortization of deferred financing fees, and allowance for credit losses totaled $1,056,014 resulting in total cash expenses of $1,986,899 in the three-month period.

Results for the nine months ended December 31, 2020

For the nine-month period ended December 31, 2020 the Company recorded revenues of $7,506,447 with cost of revenues of $5,094,338 generating a gross profit of $2,412,109 or 32.1% of revenues. Revenue was generated from the sale of 56 vehicles including 52 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, and from the sale of parts, as well as revenue from finance and operating leases and other sources. Operating costs consisted of administrative fees of $2,769,949; transportation costs of $119,459; travel, accommodation, meals and entertainment costs of $178,715; product development costs of $643,785; sales and marketing costs of $235,834; professional fees of $275,977; insurance of $330,552 and office expense of $187,972, as well as non-cash expenses including $820,567 of share-based compensation expense and depreciation of $355,113.  Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,423,138, and a foreign exchange loss of $124,542 resulted in a loss for the period of $5,048,605.

For further information contact

Fraser Atkinson, CEO and Chairman

(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

Mike Cole

Investor Relations

(949) 444-1341

Allie Potter

Media Relations

(218) 766-8856

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict such as whether the TONY solution can be easily integrated into GreenPower's EV Star at assembly, or are beyond GreenPower's control, such as the ease with which new technologies will be able to integrate with PRI's solution. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars. ©2021 GreenPower Motor Company Inc. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motors Inc.

/s/ Michael Sieffert

Michael Sieffert, Chief Financial Officer

Date:  February 16, 2021